

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 24, 2010

VIA U.S. MAIL

Mr. John A. Hall
Chief Executive Officer and Interim Chief Financial Officer
Rainier Pacific Financial Group, Inc.
1498 Pacific Avenue
Suite 400
Tacoma, Washington 98402

> Re: **Rainier Pacific Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-50362**

Dear Mr. Hall:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief